METROPOLITAN WEST FUNDS

AMENDMENT TO

AMENDED AND RESTATED SERVICES AGREEMENT

This Amendment (the “Amendment”) is made as of the 1st day of April, 2011, by and between METROPOLITAN WEST FUNDS, a Delaware statutory trust (the “Fund”) and BNY MELLON INVESTMENT SERVICING (US) INC. (formerly, PNC Global Investment Servicing (U.S.) Inc.) (“BNY Mellon”), a Massachusetts corporation.

BACKGROUND:

A.

BNY Mellon and the Fund entered into an Amended and Restated Services Agreement dated as of March 31, 2004, as amended to date (the “Agreement”) pursuant to which BNY Mellon provides certain administration, tax, fund accounting, transfer agent and dividend disbursing services to the Fund’s investment portfolios listed on Schedule A to the Agreement.

B.	The parties desire to revise Schedule D of the Agreement.

C.	This Background section is hereby incorporated by reference in and made a part of this Amendment.

TERMS:

The parties hereto agree as follows:

1.

With respect to the calculation set forth in section I.B. of Schedule D of the Agreement, the first number in the first line shall be changed to “.0133%”, the first number in the second line shall be changed to “.0125%”, the first number in the fifth line shall be changed to “.01%”, the third line shall be removed, the penultimate line shall be removed, the second number in the first line shall be changed to “15,000,000,000”, the second number in the second line shall be similarly changed and the final number in the last line shall be changed to “30,000,000,000”.

2.

Section I.B. of Schedule D of the Agreement (as amended by this Amendment) shall not change for a period of two years from the date of this Amendment; provided that if the Fund merges with the TCW Funds during such two year period the Fund and BNY Mellon shall in good faith renegotiate the terms of said section I.B. After such two year period, the terms of section I.B. of Schedule D of the Agreement (as amended by this Amendment) shall automatically renew without change for an unlimited number of successive one year periods, unless the Fund or BNY Mellon provides written notice to the other of its intent not to renew such terms, which notice must be received not less than ninety days and not more than one-hundred eighty days prior to the expiration of the then current initial (i.e., two year) or succeeding (i.e., one year) period.

3.	Notwithstanding anything in the Agreement, the Amendment or otherwise to the contrary, in the event any additional share class or investment portfolio becomes covered by the

Agreement subsequent to the effective date of this Amendment (each such share class or investment portfolio, a “new entity”), the fees and expenses applicable to the new entity as well as the specific terms of any other matters addressed in Schedule D of the Agreement (as amended by this Amendment) shall be separately negotiated and agreed upon between the Fund and BNY Mellon with respect to the new entity. As a result, the fees, expenses and other terms applicable to a new entity may be different than the fees, expenses and other terms set forth in Schedule D of the Agreement (as amended by this Amendment).

4.

Notwithstanding Section 19.8 of the Agreement, BNY Mellon agrees to provide the Fund with at least 30 days’ prior written reasonably detailed notice before BNY Mellon subcontracts any services required to be provided to the Fund under the Agreement, as amended, to any affiliated or unaffiliated entities or personnel outside of the United States, together with BNY Mellon’s written assurances that the proposed subcontracting would not diminish the quality or timeliness of those service, subject to the further requirement that the proposed subcontracting would occur with respect to the following services only with the prior written consent of the Fund, which may be granted or withheld, within (90) days of its receiving written notice as contemplated above, in its discretion:

(i)	any shareholder facing communication involving telephonic or email communications,

(ii)

any other direct communication that would disclose a non-U.S. servicing source to the shareholder or prospective shareholder, provided that the foregoing shall not include public statements or publically available disclosure relating to BNY Mellon strategy or operations, or

(iii)

the complete process for producing shareholder reports or the calculation of the net asset value, meaning where there is not a final substantive review and verification of key information, formatting and calculations by BNY Mellon’s personnel in the U.S.

BNY Mellon acknowledges that the term subcontracting as used above also includes (but is not limited to) arrangements where the personnel performing the services outside of the United States are employees or personnel of BNY Mellon rather than a separate entity.

This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers designated below on the date and year first above written.

METROPOLITAN WEST FUNDS

By:	/s/ David S. DeVito
Name: David S. DeVito
Title: Chief Financial Officer

BNY MELLON INVESTMENT SERVICING (US) INC.

By:	/s/ Jay F. Nusblatt
Name: Jay F. Nusblatt
Title: Managing Director

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